UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-41401

Prenetics Global Limited

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F  ☐

NASDAQ Notification Regarding Minimum Bid Price Deficiency

On June 29, 2023, Prenetics Global Limited (the “Company”) received written notice (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities maintain a minimum closing bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum closing bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s common stock for the 31 consecutive business days prior to the date of the Notification Letter, the Company does not currently meet the minimum closing bid price requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Global Market at this time. The Notification Letter states that the Company has 180 calendar days to regain compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the closing bid price of the Company’s common stock must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of the 180 calendar day period, which shall be on December 26, 2023. If the Company does not achieve compliance with the minimum closing bid price requirement during the initial 180 calendar day period, the Company should be eligible for an additional 180 calendar day compliance period.

The Company intends to cure the deficiency and regain compliance with the minimum closing bid price within the prescribed compliance periods. The Company will actively monitor the closing bid price of its common stock and will consider all options, including by effecting a reverse stock split, if necessary. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Global Market. The Company’s business operations are not affected by the receipt of the notification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

By:	/s/ Stephen Lo
Name:	Stephen Lo
Title:	Chief Financial Officer

Date: June 30, 2023